Fax

LIBERTY INTERNATIONAL

Direct Line: 020 7960 1236
Direct Fax: 020 7887 0001

To:	Securities and Exchange Commission	**Fax (to):**	001 202 772 9207
From:	Ruth Pavey	**Date:**	
Subject:	Liberty International PLC Exemption pursuant to Rule 12g 3-2(b) Under the Securities Exchange Act of 1934 File No. 82-34722		

To:

Attn: SEC Release

Fax: +12027729207

Date: 30.11.2007

From: Liberty International PLC

Headline: Director/PDMR Shareholding

PROCESSED DEC 3 1 2007 THOMSON FINANCIAL

SUPPL

RECEIVED 2007 DEC 21 A 9:51 OFFICE OF INTERNATIONAL CORPORATE FINANCE

07028768

Ladies and Gentlemen:

On behalf of Liberty International PLC, a company incorporated under the laws of England and Wales (the "Company"), a "foreign private issuer" exempt from the registration and reporting requirements set forth in Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to the exemption order issued on June 11, 2003 (file no. 82-34722) pursuant to Rule 12g3-2(b) under the Exchange Act, we herewith submit the attached document.

Should you have any questions concerning the foregoing or require any additional information, please do not hesitate to contact Kerin Williams on +44 (0) 20 7887 7108 or Ruth Pavey on +44 (0) 20 7960 1236.

Director/PDMR Shareholding

Liberty International PLC (the "Company")

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY ("PDMR") AND CONNECTED PERSONS

1. Name of the issuer

LIBERTY INTERNATIONAL PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R, (ii) a disclosure made in accordance LR 9.8.6R(1) or (iii) a disclosure made in accordance with section 793 of the Companies Act (2006).

NOTIFICATION IN ACCORDANCE WITH (i)

3. Name of person discharging managerial responsibilities I director

GARY MARCUCCILLI

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

PDMR NAMED IN 3

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest1

BENEFICIAL INTEREST OF GARY MARCUCCILLI

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 50P

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

i) Mr G Marcuccilli

8. State the nature of the transaction

SALE OF SHARES FOLLOWING EXERCISE OF OPTIONS

9. Number of shares, debentures or financial instruments relating to shares acquired

15,000

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.004%

11. Number of shares, debentures or financial instruments relating to shares disposed

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

15,000

0.004%

13. Price per share or value of transaction

1062p

14. Date and place of transaction

28 NOVEMBER 2007

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

14,601 (0.004%)

16. Date issuer informed of transaction

29 NOVEMBER 2007

17. Any additional information

18. Name of contact and telephone number for queries

RUTH PAVEY
020 7960 1236

Name and signature of duly authorised officer of issuer responsible for making notification

Date of notification

30 NOVEMBER 2007

---END OF MESSAGE---

Fax

RECEIVED
2007 DEC 21 A 9:25

LIBERTY INTERNATIONAL

Direct Line. 020 7960 1236
Direct Fax:020 7887 0001

To:	Securities and Exchange Commission	**Fax (to):**	001 202 772 9207
From:	Ruth Pavey	**Date:**	
Subject:	Liberty International PLC Exemption pursuant to Rule 12g 3-2(b) Under the Securities Exchange Act of 1934 File No. 82-34722		

To:

Attn: SEC Release

Fax: +12027729207

Date: 14.12.2007

From: Liberty International PLC

Headline: Director/PDMR Shareholding

Ladies and Gentlemen:

On behalf of Liberty International PLC, a company incorporated under the laws of England and Wales (the "Company"), a "foreign private issuer" exempt from the registration and reporting requirements set forth in Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to the exemption order issued on June 11, 2003 (file no. 82-34722) pursuant to Rule 12g3-2(b) under the Exchange Act, we herewith submit the attached document.

Should you have any questions concerning the foregoing or require any additional information, please do not hesitate to contact Kerin Williams on +44 (0) 20 7887 7108 or Ruth Pavey on +44 (0) 20 7960 1236.

Director/PDMR Shareholding

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

1. Name of the issuer

LIBERTY INTERNATIONAL PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R, (ii) a disclosure made in accordance LR 9.8.6R(1) or (iii) a disclosure made in accordance with section 793 of the Companies Act (2006).

NOTIFICATION IN ACCORDANCE WITH (i)

3. Name of person discharging managerial responsibilities I director

RICHARD CABLE

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

DIRECTOR NAMED IN 3 AND SPOUSE

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest1

BENEFICIAL INTEREST OF RICHARD CABLE AND SPOUSE MRS S CABLE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 50P

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them
i) Mr Richard Cable
ii) Mrs Sheena Cable

8. State the nature of the transaction

SALE OF SHARES FOLLOWING EXERCISE OF OPTIONS

9. Number of shares, debentures or financial instruments relating to shares acquired

25,000

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.007%

11. Number of shares, debentures or financial instruments relating to shares disposed

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

23,500

0.006%

13. Price per share or value of transaction

1142p

14. Date and place of transaction

11 DECEMBER 2007

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

22,432

16. Date issuer informed of transaction

13 DECEMBER 2007

17. Any additional information

18. Name of contact and telephone number for queries

RUTH PAVEY
020 7960 1236

Name and signature of duly authorised officer of issuer responsible for making notification

Date of notification

14 DECEMBER 2007

---END OF MESSAGE---

Fax

LIBERTY INTERNATIONAL

Direct Line: 020 7960 1236
Direct Fax:020 7887 0001

To:	Securities and Exchange Commission	**Fax (to):**	001 202 772 9207
From:	Ruth Pavey	**Date:**	
Subject:	Liberty International PLC Exemption pursuant to Rule 12g 3-2(b) Under the Securities Exchange Act of 1934 File No. 82-34722		

To:

Attn: SEC Release

Fax: +12027729207

Date: 21.12.2007

From: Liberty International PLC

Headline: Director/PDMR Shareholding

Ladies and Gentlemen:

On behalf of Liberty International PLC, a company incorporated under the laws of England and Wales (the "Company"), a "foreign private issuer" exempt from the registration and reporting requirements set forth in Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to the exemption order issued on June 11, 2003 (file no. 82-34722) pursuant to Rule 12g3-2(b) under the Exchange Act, we herewith submit the attached document.

Should you have any questions concerning the foregoing or require any additional information, please do not hesitate to contact Kerin Williams on +44 (0) 20 7887 7108 or Ruth Pavey on +44 (0) 20 7960 1236.

Director/PDMR Shareholding

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

1. Name of the issuer

LIBERTY INTERNATIONAL PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R, (ii) a disclosure made in accordance LR 9.8.6R(1) or (iii) a disclosure made in accordance with section 793 of the Companies Act (2006).

NOTIFICATION IN ACCORDANCE WITH (i)

3. Name of person discharging managerial responsibilities I director

SIR ROBERT FINCH

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

DIRECTOR NAMED IN 3

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interestl

BENEFICIAL INTEREST OF SIR ROBERT FINCH

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 50P

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

RATHBONE NOMINEES LIMITED

8. State the nature of the transaction

PURCHASE OF SHARES

9. Number of shares, debentures or financial instruments relating to shares acquired

1,000

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.0003%

11. Number of shares, debentures or financial instruments relating to

12. Percentage of issued class disposed (treasury shares of that class should not be taken into

shares disposed

account when calculating percentage)

N/A

N/A

13. Price per share or value of transaction

1,068p

14. Date and place of transaction

21 DECEMBER 2007

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

19,712 (0.005%)

16. Date issuer informed of transaction

21 DECEMBER 2007

17. Any additional information

This purchase forms part of Sir Robert's contractual arrangements whereby he is entitled to receive, each quarter, such additional remuneration that will purchase 1,000 Liberty International ordinary shares.

18. Name of contact and telephone number for queries

RUTH PAVEY
020 7960 1236

Name and signature of duly authorised officer of issuer responsible for making notification

RUTH PAVEY

Date of notification

21 DECEMBER 2007

---END OF MESSAGE---

END